08001420

RECEIVED

2008 MAR 25 A 5:34 Rule 12g3-2(b) File No. 82-34825

20.03.2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Hayri Çulhacı	Arbil Öztozlu
Strategic Planning Executive Vice President	Investor Relations Manager

Enclosures;

Tax credit of TRY 225 million has been registered as income to Akbank's financials

dw 3/25

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

RECEIVED
2008 MAR 25 A 5:34

Tax credit of TRY 225 million has been registered as income to Akbank's financials

Akbank has agreed with the Ministry of Finance to receive TRY 495 million of tax credit of which TRY 270 million was booked as income in 2007, foregoing its remaining tax receivables of TRY 259 million.

Following this announcement, Akbank has registered TRY 225 million as income to its financials.

March 20, 2008

END

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com